UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of July 2014

Commission File Number: 1-15270

Nomura Holdings, Inc.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT OF NOMURA AMERICA FINANCE, LLC AND NOMURA HOLDINGS, INC. ON FORM F-3 (NOS. 333-191250-01 AND 333-191250) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance by Nomura America Finance, LLC (the “Company”) of the following Senior Global Medium-Term Notes, Series A (collectively, the “Notes”), which are fully and unconditionally guaranteed by Nomura Holdings, Inc. (the “Guarantor”), on the date of this report on Form 6-K, pursuant to the Company’s and the Guarantor’s automatic shelf registration statement on Form F-3 (File Nos. 333-191250-01 and 333-191250):

•	US$2,000,000 Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due July 16, 2024.

Exhibit No.	Description

5.1	Opinion of Sullivan & Cromwell LLP, United States counsel to the Company and the Guarantor with respect to the validity of the Notes under New York law.

8.1	Opinion of Sullivan & Cromwell LLP, United States tax counsel to the Company.

23.1	Consent of Sullivan & Cromwell LLP, United States counsel to the Company and the Guarantor (included as part of Exhibit 5.1).

23.2	Consent of Sullivan & Cromwell LLP, United States tax counsel to the Company (included as part of Exhibit 8.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC
(Registrant)

Date: July 16, 2014	By:	/s/ Kenji Tsuge
		Name:	Kenji Tsuge
		Title:	Managing Director
Treasury Department

Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

July 16, 2014

Nomura America Finance, LLC,

Worldwide Plaza,

309 West 49th Street,

New York, New York 10019-7316.

Nomura Holdings, Inc.,

9-1, Nihonbashi 1-chome,

Chuo-ku, Tokyo 103-8645,

Japan.

Ladies and Gentlemen:

We are acting as United States counsel to Nomura America Finance, LLC, a Delaware limited liability company (the “Company”), and Nomura Holdings, Inc., a joint stock company incorporated with limited liability under the laws of Japan (the “Guarantor”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”) and the full and unconditional guarantees (the “Guarantees”) of the Notes by the Guarantor. The Company and the Guarantor filed with the Securities and Exchange Commission, on September 19, 2013, a registration statement on Form F-3 (File Nos. 333-191250-01 and 333-191250) (the “Registration Statement”) under the Securities Act of 1933 (the “Act”) relating to (i) the proposed offer and sale of up to US$500,000,000 aggregate initial offering price of the Company’s senior, unsecured debt securities, including the Notes, and (ii) the full and unconditional guarantees of such senior, unsecured debt securities by the Guarantor. The Notes and the Guarantees are being issued under the indenture, dated as of September 30, 2010 (the “Indenture”), as amended by the supplemental indenture referred to below, among the Company, the Guarantor, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

Nomura America Finance, LLC Nomura Holdings, Inc.	-2-

In rendering this opinion, we have examined the following documents:

1.	The Amended and Restated Certificate of Formation and the Amended and Restated Limited Liability Company Agreement of the Company.

2.	The Indenture and the Supplemental Indenture, dated February 24, 2014, thereto.

3.	Certificates of officers of the Company with respect to the authorization of the Notes, the determination of the terms of the Notes and related matters.

4.	The executed Master Note, Senior Global Medium-Term Notes, Series A dated September 30, 2010 (the “Master Note”).

5.	The Prospectus, dated September 19, 2013, the Product Prospectus Supplement, dated September 23, 2013, and the disclosure documents relating to the Notes as indicated in Annex A, to the extent that portions of such documents are being incorporated into the Master Note in accordance with the terms of the Master Note and the Indenture.

We also have examined such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that the Notes constitute valid and legally binding obligations of the Company, and the Guarantees constitute valid and legally binding obligations of the Guarantor, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In rendering the foregoing opinion, except as specifically noted in item (5) above, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company, the Guarantor, the Notes or Guarantees or the offering and sale of the Notes and Guarantees.

Nomura America Finance, LLC Nomura Holdings, Inc.	-3-

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed, without independent verification, that the Indenture has been duly authorized, executed and delivered by the Trustee and the Guarantor, that the Indenture and the Guarantees constitute valid and legally binding obligations of the Guarantor under the laws of Japan, that the Trustee’s certificate of authentication of the Master Note has been manually signed by one of the Trustee’s authorized officers, that the Trustee has made an appropriate entry on Annex A to the Master Note identifying the Notes as supplemental obligations thereunder in accordance with the company order of the Company and the Indenture, that the Notes have been delivered against payment as contemplated in the Registration Statement and that the signatures on all documents examined by us are genuine.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Annex A

Title of Note	Original Principal Amount	Date of Issue	Disclosure Documents

Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due July 16, 2024	US$2,000,000	July 16, 2014	Pricing Supplement dated July 11, 2014

Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

July 16, 2014

Nomura America Finance, LLC,

Worldwide Plaza,

309 West 49th Street,

New York, New York 10019-7316.

Nomura Holdings, Inc.,

9-1, Nihonbashi 1-chome,

Chuo-ku, Tokyo 103-8645,

Japan.

Ladies and Gentlemen:

We are acting as United States federal taxation counsel to Nomura America Finance, LLC, a Delaware limited liability company (the “Company”), and Nomura Holdings, Inc., a joint stock company incorporated with limited liability under the laws of Japan (the “Guarantor”), in connection with the issuance and delivery of the debt securities identified in Annex A to this letter (the “Notes”) and the full and unconditional guarantees (the “Guarantees”) of the Notes by the Guarantor. It is our opinion that the discussion set forth in the pricing supplement related to the Notes identified on Annex A hereto (the “Pricing Supplement”) under “Supplemental Discussion of U.S. Federal Income Tax Consequences” is a fair and accurate summary of the matters discussed therein.

We hereby consent to the filing of this opinion as an exhibit to a Form 6-K of the Company filed with the Securities and Exchange Commission. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Annex A to Exhibit 8.1

Title of Note	Date of Pricing Supplement	Date of Issue of Note

US$2,000,000 Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due July 16, 2024	July 11, 2014	July 16, 2014